Mail Stop 3-5						March 3, 2005

Via Fax and US Mail

Mr. Steven Gaspar
President
VMH Videomoviehouse.Com, Inc.
14-34368 Manufacturer`s Way
Abbotsford, British Columbia, Canada V2S 7MI

RE: 	VMH Videomovihouse.Com, Inc.
	Form 10-KSB for the Year Ended June Ended June 30, 2004
Form 10-QSB for the Quarterly Periods Ended September 30, 2004 and December 31, 2004
File Number 333-70836

Dear Mr. Gaspar:

	We have reviewed the above referenced filings and have the following comments. We have limited our review to the financial statements and related disclosures. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

	Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any question you may have about any aspects of our review.




Form 10-KSB for the Year Ended June 30, 2004

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-6

1. Please disclose your accounting for officers` salaries that have been deferred as disclosed on page 11.

Note 6 - Revenue and Cost recognition, page 13

2. Expand your disclosure to clearly explain the sub-distributor relationship with Amazon.com and Half.com and your accounting related to this relationship. Additionally, disclose your revenue recognition policy with regard to sales made by or through these
third parties.   Refer to EITF No. 99-19 for guidance.

3. Please disclose if any consideration is given by you to these third parties in making these sales and your accounting for this consideration. Refer to EITF No. 01-09 for guidance.

4. Please disclose your accounting for the money back guarantee that is disclosed on page 4.

5. Please disclose your accounting for any "charge backs" issued by credit card processors for sales paid by credit card that are uncollected by the processors.

Form 10-QSB for the Quarterly Period Ended December 31, 2004

Statement of Operations, page F-2

6. Please disclose what revenues are net of and the amounts thereof, to the extent material.

Management`s Discussion and Analysis ...
Results of Operations, page 9

7. Please explain to us and disclose why sales have increased significantly when compared to the corresponding prior year period and in each quarter beginning with the quarter ended June 30, 2004.

8. We note that gross profit margins have varied significantly in each quarter since the quarter ended June 30, 2004. Please explain to us and disclose the factors that impact the margins and that are the cause for their variances over this time. Also, explain why the margins in these quarters are significantly less than the margin for the quarter ended June 30, 2004.

		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to your disclosures, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Doug Jones at 202-824-5368 or the undersigned at 202-942-1907 with any questions.

							Sincerely,



							Michael Fay
							Branch Chief

cc: via facsimile
	Mr. Steven Gaspar
	604-852-1532
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Mr. Steven Gaspar
VMH Videomoviehouse.Com, Inc.
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